Nasdaq Regulation

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

October 27, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 8, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from Mallard Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Common Stock, $0.0001 par value, and one Redeemable Warrant entitling the holder to purchase one-half of one share of common stock,

Common Stock, par value $0.0001 per share, and

Redeemable Warrants, each whole warrant exercisable for one-half share of Common Stock at an exercise price of $11.50 per whole share

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

